UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

Stephanie M. Loughlin

Venable LLP

575 7th Street, N.W.

Washington, D.C. 20036 (202) 344-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 57164Y107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,041*
	8	SHARED VOTING POWER 2,069,775**
	9	SOLE DISPOSITIVE POWER 15,041*
	10	SHARED DISPOSITIVE POWER 2,069,775**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%***
14	TYPE OF REPORTING PERSON IN

* Consists of the following: 15,041 shares held directly by Deborah Marriott Harrison.

** Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which Deborah Marriott Harrison serves as a director; (b) 1,425 shares held directly by Deborah Marriott Harrison’s spouse, Ronald Taylor Harrison; (c) 502 shares held by two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison’s spouse serves as a trustee; (d) 2,800 shares held by a limited liability company, for which Deborah Marriott Harrison’s spouse serves as a manager; (e) 2,548 shares subject to Options, SARs, RSUs and deferred bonus stock held by Deborah Marriott Harrison’s spouse currently exercisable or exercisable within 60 days of May 11, 2016 (SAR underlying share amounts are based on the $59.44 closing price of Marriott Vacations Worldwide Corporation common stock on May 11, 2016); (f) 17,005 shares owned by three trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison serves as a trustee; (g) 17,698 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which Deborah Marriott Harrison serves as a trustee; and (h) 25,000 held by The JWM Generations Trust, for which Deborah Marriott Harrison serves as a trustee. Mrs. Harrison disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The denominator is based on: (a) the 28,218,122 shares of common stock outstanding as of April 22, 2016, as reported on the facing page of the Form 10-Q for the quarterly period ended March 25, 2016, filed by Marriott Vacations Worldwide Corporation; and (b) 2,548 shares subject to Options, SARs, RSUs and deferred bonus stock exercisable within 60 days of May 11, 2016.

CUSIP No. 57164Y107	Page 3 of 6 Pages

This Amendment No. 3 on Schedule 13D/A (this “Amendment”) is being filed by Deborah Marriott Harrison (the “Reporting Person”). The shares of Common Stock of the Issuer held by the Reporting Person and reported on this Amendment were previously reported on a Schedule 13D, filed on November 30, 2011, as amended by Amendment No. 1, filed on March 13, 2013, and Amendment No. 2, filed on November 21, 2013 (the “Schedule 13D”), that was jointly filed by the Reporting Person, J.W. Marriott, Jr., David Sheets Marriott, Estate of Stephen Garff Marriott, John W. Marriott III, Stephen Blake Marriott, JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. This Amendment supersedes the information contained in the Schedule 13D with respect to the Reporting Person.

Item 1. Security and Issuer

The class of equity securities to which this Amendment relates is the Common Stock, par value $0.01 per share (the “MVWC Stock”), of Marriott Vacations Worldwide Corporation, a Delaware corporation (“MVWC”). The principal executive offices of MVWC are located at 6649 Westward Boulevard, Orlando, FL 32821.

Item 2. Identity and Background

The business address of the Reporting Person is as follows:

Deborah Marriott Harrison

c/o Marriott International, Inc.

10400 Fernwood Road

Bethesda, MD 20817

The present principal occupation of the Reporting Person is Global Officer, Marriott Culture and Business Councils, Marriott International, Inc. The Reporting Person also presently serves as a director of JWM Family Enterprises, Inc.

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

CUSIP No. 57164Y107	Page 4 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration

The outstanding shares of MVWC Stock reported as beneficially owned by the Reporting Person were acquired: (i) as part of the spin-off of MVWC by Marriott International, Inc. (“MI”); (ii) the dissolution of a limited partnership of which the Reporting Person was a limited partner; (iii) in the form of awards received by the Reporting Person in connection with her service as a director of MVWC; or (iv) by gift. Shares of MVWC Stock that can be acquired through the exercise of stock options (“Options”), stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) are based on corresponding awards to acquire shares of Class A Common Stock, par value $0.01 per share, of MI that were outstanding as of November 21, 2011, the distribution date. The Reporting Person’s spouse received the MI awards through his service as an employee of MI.

Item 4. Purpose of Transaction

The Reporting Person does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 and the footnotes thereto of the cover page to this Amendment, which are incorporated herein by reference, for the aggregate number of shares and percentage of the issued and outstanding MVWC Stock owned by the Reporting Person.

(b) See Items 7 and 9 and the footnotes thereto of the cover page to this Amendment, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such shares of MVWC Stock.

See Items 8 and 10 and the footnotes thereto of the cover page to this Amendment, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of MVWC Stock.

To the best of the Reporting Person’s knowledge, the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared is contained in the Schedule 13D.

(c) The Reporting Person has not effected any transactions in the MVCW Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of MVWC Stock referred to in paragraphs (a) and (b) above.

(e) Not applicable.

CUSIP No. 57164Y107	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 57164Y107	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/23/2016	By:	/s/ Deborah Marriott Harrison
Date		Deborah Marriott Harrison